UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Flagstone Reinsurance Holdings, S.A.

(formerly known as

Flagstone Reinsurance Holdings Limited)

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3529T105

(CUSIP Number)

December 31, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3529T105	13G	Page 2 of 16 Pages

1.	Name of Reporting Persons: Lightyear Fund II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G	Page 3 of 16 Pages

1.	Name of Reporting Persons: Lightyear Co-Invest Partnership II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G	Page 4 of 16 Pages

1.	Name of Reporting Persons: Lightyear Fund II (Cayman) GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G	Page 5 of 16 Pages

1.	Name of Reporting Persons: Lightyear Fund II (Cayman) GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. G3529T105	13G	Page 6 of 16 Pages

1.	Name of Reporting Persons: Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G	Page 7 of 16 Pages

1.	Name of Reporting Persons: Chestnut Venture Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G	Page 8 of 16 Pages

1.	Name of Reporting Persons: Lightyear Capital II, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G	Page 9 of 16 Pages

1.	Name of Reporting Persons: Lightyear Capital LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): OO

CUSIP No. G3529T105	13G	Page 10 of 16 Pages

1.	Name of Reporting Persons: Mr. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): IN

Item 1.	(a).	Name of Issuer

Flagstone Reinsurance Holdings, S.A. (the “Issuer”)

	(b).	Address of Issuer’s Principal Executive Offices:

65 Avenue de la Gare, L-1611 Luxembourg, Grand Duchy of Luxembourg

Item 2.	(a).	Name of Person Filing

(i) Lightyear Fund II (Cayman), L.P., an exempted limited partnership registered in the Cayman Islands; (ii) Lightyear Co-Invest Partnership II (Cayman), L.P., an exempted limited partnership registered in the Cayman Islands; (iii) Lightyear Fund II (Cayman) GP, L.P., an exempted limited partnership registered in the Cayman Islands; (iv) Lightyear Fund II (Cayman) GP, Ltd., an exempted company incorporated in the Cayman Islands with Limited Liability; (v) Marron & Associates, LLC, a Delaware limited liability company; (vi) Chestnut Venture Holdings, LLC, a Delaware limited liability company; (vii) Lightyear Capital II, LLC, a Delaware limited liability company; (viii) Lightyear Capital LLC, a Delaware limited liability company; and (ix) Mr. Donald B. Marron.

Item 2.	(b).	Address of Principal Business Office

9 West 57th Street, 31st Floor, New York, New York 10019

Item 2.	(c).	Citizenship

See Item 4 of each cover page.

Item 2.	(d).	Title of Class of Securities:

Common Shares, par value $0.01 per share (“Common Shares”)

Item 2.	(e).	CUSIP Number:

G3529T105

Item 3.		If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 23, 2013

LIGHTYEAR FUND II (CAYMAN), L.P.

By: Lightyear Fund II (Cayman) GP, L.P., its general partner

By: Lightyear Fund II (Cayman) GP, Ltd., its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II (CAYMAN), L.P.

By: Lightyear Fund II (Cayman) GP, L.P., its general partner

By: Lightyear Fund II (Cayman) GP, Ltd., its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II (CAYMAN) GP, L.P.

By: Lightyear Fund II (Cayman) GP, Ltd., its general partner

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR FUND II (CAYMAN) GP, LTD.

By: Marron & Associates, LLC, its sole class A shareholder

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

MARRON & ASSOCIATES, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

CHESTNUT VENTURE HOLDINGS, LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR CAPITAL II, LLC

By: Lightyear Capital LLC, its sole member

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

LIGHTYEAR CAPITAL LLC

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Authorized Signatory

DONALD B. MARRON

/s/ Timothy Kacani
Name:	Timothy Kacani
Title:	Attorney-in-Fact for Donald B. Marron